EXHIBIT 99.1

December 21, 2022

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE: SPHERE 3D CORP. - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON DECEMBER 22, 2022 VOTING RESULTS

This report on the voting results of our Annual and Special Meeting of Shareholders held on December 20, 2022 is made in accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Information Circular dated as of November 18, 2022.
1. Board Size
On a vote taken to increase the size of the Board of Directors, it was declared that the shareholders approved the increase of the number of Directors on the Board from five to six. Voting results are as follows:

Votes For	% For	Votes Withheld	% Withheld
13,254,610	98.739	169,274	1.261
2. Election of Directors
On a vote taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sphere 3D Corp. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Votes For	% For	Votes Withheld	% Withheld
David Danziger	13,250,681	98.710	173,203	1.290
Timothy Hanley	13,272,667	98.874	151,216	1.126
Susan Harnett	13,271,808	98.867	152,076	1.133
Vivekanand Mahadevan	13,241,393	98.641	182,491	1.359
Duncan J. McEwan	13,245,953	98.675	177,931	1.325
Patricia Trompeter	13,241,241	98.639	182,643	1.361
3. Appointment of Auditors
On a vote taken regarding the appointment of auditors, it was declared that the shareholders approved the appointment of MaloneBailey LLP as auditors of Sphere 3D Corp. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes For	% For	Votes Withheld	% Withheld
26,674,864	97.633	646,794	2.367
4. Hertford Transaction Proposal
On a vote taken regarding the approval of the Hertford Transaction Proposal, it was declared that the shareholders approved the Hertford Transaction Proposal. Voting results are as follows:

Votes For	% For	Votes Against	% Against
12,540,855	93.422	883,029	6.578

No other matters were voted upon.

Yours very truly,

/s/Jason Meretsky
Jason Meretsky
Secretary of the Meeting